FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2012

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated May 9, 2012;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended March 31, 2012; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 3-Month Period ended March 31, 2012.

May 9, 2012

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR FIRST QUARTER 2012

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the first quarter of 2012. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 54.7% interest.

FIRST QUARTER 2012 HIGHLIGHTS

➢	Revenues: $1.06 billion, up $73.5 million (7.4%) from the first quarter of 2011.

➢	Operating income:[1] Up $27.9 million (9.5%) to $322.2 million.

➢	Net income attributable to shareholders: $72.9 million ($1.15 per basic share), up $38.6 million ($0.62 per basic share) from $34.3 million ($0.53 per basic share) in the first quarter of 2011.

➢	Adjusted income from continuing operations:[2] $39.3 million ($0.62 per basic share), up $3.4 million ($0.06 per basic share) from $35.9 million ($0.56 per basic share) in the first quarter of 2011.

➢	In the first quarter of 2012, Videotron Ltd. (“Videotron”) recorded substantial revenue increases from Internet access services ($23.0 million or 13.7%), cable television service ($22.4 million or 9.1%), mobile telephony service ($16.9 million or 81.6%), and cable telephony service ($4.4 million or 4.1%). The Telecommunications segment’s operating income was up $48.5 million (19.1%).

“Quebecor’s revenues and operating income increased 7.4% and 9.5% respectively in the first quarter of 2012, once again reflecting the Telecommunications segment’s sustained performance,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Revenues increased significantly for all of Videotron’s main services, driving the Telecommunications segment’s operating income up $48.5 million or 19.1% from the first quarter of 2011. The number of subscriber connections to the mobile telephony service stood at 312,800 as of March 31, 2012, an increase of 22,200. Videotron also announced the launch of illico TV new generation, featuring an entirely new interface for accessing digital services, and innovative functionalities that support smoother and more intuitive navigation. Videotron continues to reinvent its services in order to deliver a consistently superior customer experience to subscribers.

“Another highlight of the first quarter of 2012 was the 2012 season of Star Académie, broadcast on the TVA Network. The program has become a Québec institution and has positive ripple effects across Quebecor Media’s properties. The weekly galas were seen by an average of 2.2 million viewers and the Star Académie 2012 CD has sold more than 125,000 copies to date, topping the Canadian French-language charts. The show and its tie-in products have achieved very important penetration in the Québec French-language market.

“In the News Media segment, the Canoe network logged 10.5 million unique visitors in March 2012, up 12.9% from December 2011,3 because of Sun Media Corporation’s successful new approach for the websites of its urban dailies and community newspapers. This new milestone confirms Canoe’s strong position in the Canadian marketplace. In Québec, it now ranks second, just behind behemoth Google.

“The new exclusive agreement to distribute the Sears Canada Inc. national flyer in the Le Sac Plus door-knob bag, that will be supported by a multiplatform media campaign in all our media properties, is another example of the complementary fit among our

[1]	See “Operating income” under “Definitions”
[2]	See “Adjusted income from continuing operations” under “Definitions”
[3]	Source: comScore Inc., Properties category, home/work, Canada multiproduct offerings. Meanwhile, Quebecor MediaPagesTM launched the videotron.smartfind.ca and videotron.trouvetout.ca search engines, a new Web and mobile platform that supports consumer searches for local merchants. Finally, Sun Media Corporation launched four new community weeklies in Ottawa, Windsor, Kitchener-Waterloo and Guelph, which will reach more than 400,000 Ontario households

“However, the financial results of the News Media and Broadcasting segments continued to be adversely affected by the impact of increased competition and the economic environment for the advertising market, as well as the significant capital expenditures required for the launch of new products and services.

“In the Leisure and Entertainment segment, Archambault Group Inc. (“Archambault Group”) launched ZIK, a music streaming service that offers unlimited interactive access to more than 12 million tracks, including the largest selection of French-language music with 1.2 million titles. ZIK positions Archambault Group at the forefront of a technological, musical and cultural revolution. The service puts Québec culture and artists front and centre, while offering unique editorial content.

“Finally, in late March 2012, Quebecor Media and Québec City announced the finalization of the functional and technical program for the multipurpose arena to be built in Québec City. Construction is slated to begin in September 2012.

“This year, we are beginning to reap the fruit of our investments in our various businesses over the past three years, as the large increases in operating income and cash flows in our Telecommunications segment tend to indicate. The excellent first quarter results mark a positive start to 2012, a year that should see a number of attractive projects that hold considerable promise for the Corporation’s long-term development and profitability.”

Table 1

Quebecor first quarter financial highlights, 2008 to 2012

(in millions of Canadian dollars, except per share data)

	2012[1]	2011[1]	2010[1]	2009[2]	2008[2]
Revenues	$1,064.0	$990.5	$948.1	$903.3	$884.7
Operating income[3]	322.2	294.3	290.4	272.2	256.7
Net income from continuing operations attributable to shareholders	72.9	34.3	34.9	57.7	45.1
Net income attributable to shareholders	72.9	34.3	34.9	57.7	428.4
Adjusted income from continuing operations[4]	39.3	35.9	43.4	43.1	34.6
Per basic share:
Net income from continuing operations attributable to shareholders	1.15	0.53	0.54	0.90	0.70
Net income attributable to shareholders	1.15	0.53	0.54	0.90	6.66
Adjusted income from continuing operations[4]	0.62	0.56	0.67	0.67	0.54

[1]	Financial figures for the first quarters of 2010 to 2012 are presented in accordance with International Financial Reporting Standards (“IFRS”).
[2]	Financial figures for the first quarters of 2008 and 2009 are presented in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).
[3]	See “Operating income” under “Definitions”
[4]	See “Adjusted income from continuing operations” under “Definitions”

2012/2011 first quarter comparison

➢	Revenues: $1.06 billion, an increase of $73.5 million (7.4%).

•

Revenues increased in Telecommunications ($62.6 million or 10.7% of segment revenues), Broadcasting ($10.7 million or 10.0%), Interactive Technologies and Communications ($9.8 million or 36.6%), and Leisure and Entertainment ($5.7 million or 9.3%).

•	Revenues decreased in News Media ($7.0 million or -2.9%).

➢	Operating income: $322.2 million, an increase of $27.9 million (9.5%).

•	Operating income increased in Telecommunications ($48.5 million or 19.1% of segment operating income) and Interactive Technologies and Communications ($2.1 million or 233.3%).

•	Operating income decreased in News Media ($11.7 million or -41.3%), Broadcasting ($10.4 million) and Leisure and Entertainment ($0.9 million or -75.0%).

•

The change in the fair value of Quebecor Media stock options resulted in a $4.7 million unfavourable variance in the stock-based compensation charge in the first quarter of 2012 compared with the same period of 2011. The change in the fair value of Quebecor stock options resulted in a $6.5 million unfavourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2012.

•

Excluding the impact of the consolidated stock-based compensation charge, the increase in operating income in the first quarter of 2012 would have been 13.5%, compared with a 5.9% decrease in the same period of 2011.

➢	Net income attributable to shareholders: $72.9 million ($1.15 per basic share) compared with $34.3 million ($0.53 per basic share) in the first quarter of 2011, an increase of $38.6 million ($0.62per basic share).

•	The increase was due mainly to:

•	$71.4 million favourable variance in gain on valuation and translation of financial instruments;

•	$27.9 million increase in operating income;

•	$8.4 million favourable variance in the charge for restructuring of operations, impairment of assets and other special items.

Offset by:

•	$20.5 million increase in amortization charge;

•	$14.5 million goodwill impairment charge recognized in the first quarter of 2012.

➢	Adjusted income from continuing operations: $39.3 million in the first quarter of 2012 ($0.62 per basic share) compared with $35.9 million ($0.56 per basic share) in the first quarter of 2011, an increase of $3.4 million ($0.06 per basic share).

Financing activities

•	In March 2012, Videotron issued US$800.0 million principal amount of 5% Senior Notes maturing in 2022.

•	In March 2012, Videotron redeemed all of its 6 7/8% Senior Notes maturing in January 2014 in the aggregate principal amount of US$395.0 million.

•	In March and April 2012, Quebecor Media redeemed US$260.0 million aggregate principal amount of its 7 3/4% Senior Notes maturing in March 2016 and settled hedging contracts.

•

Quebecor Media and TVA Group Inc. (“TVA Group”) amended their bank credit facilities to extend the maturity dates to 2016 and 2017 respectively and added a new $200.0 million revolving credit facility “C” for Quebecor Media, maturing in 2016.

•	Sun Media Corporation repaid the $37.6 million balance on its term loan credit facility and cancelled all its credit facilities.

Dividends

On May 8, 2012, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on June 19, 2012 to shareholders of record at the close of business on May 25, 2012. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s first quarter 2012 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at: <http://www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its first quarter 2012 results on May 9, 2012 at 3:30 p.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 58308#. A tape recording of the call will be available from May 9 to August 9, 2012 by dialling 1 877 293-8133, conference number 771360#, access code for participants 58308#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2011.

The forward-looking statements in this press release reflect Quebecor’s expectations as of May 9, 2012, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc., one of Canada’s largest media groups, with more than 16,000 employees. Quebecor Media Inc., through its subsidiary Videotron Ltd., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony service, and mobile telephony service. Through Sun Media Corporation, Quebecor Media Inc. is the largest publisher of newspapers in Canada. It also operates Canoe.ca and its network of English- and French-language Internet properties in Canada. In the broadcasting sector, Quebecor Media Inc. operates, through TVA Group Inc., the number one French-language general-interest television network in Québec, a number of specialty channels, and the SUN News English-language channel. Another subsidiary of Quebecor Media Inc., Nurun Inc., is a major interactive technologies and communications agency with offices in Canada, the United States, Europe, and Asia. Quebecor Media Inc. is also active in magazine publishing (TVA Publications Inc.), book publishing and distribution (Sogides Group Inc. and CEC Publishing Inc.), the production, distribution and retailing of cultural products and music streaming (Archambault Group Inc. and TVA Films), video game development (BlooBuzz Studios, L.P.), DVD, Blu-ray disc and videogame rental and retailing (Le SuperClub Vidéotron ltée), the printing and distribution of regional newspapers and flyers (Quebecor Media Printing Inc. and Quebecor Media Network Inc.), news content production and distribution (QMI Agency), multiplatform advertising solutions (QMI Sales), and the publishing of printed and online directories through Quebecor MediaPagesTM.

Information:

Jean-François Pruneau	J. Serge Sasseville
Chief Financial Officer	Senior Vice President, Corporate and Institutional Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	serge.sasseville@quebecor.com
(514) 380-4144	(514) 380-1864

DEFINITIONS

Operating Income

In its analysis of operating results, the Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss on debt refinancing, and income tax. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that operating income is a meaningful measure of performance. The Corporation uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results, as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. The Corporation’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of operating income to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 2

Reconciliation of the operating income measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2012	2011
Operating income (loss):
Telecommunications	$303.0	$254.5
News Media	16.6	28.3
Broadcasting	(5.8)	4.6
Leisure and Entertainment	0.3	1.2
Interactive Technologies and Communications	3.0	0.9
Head Office	5.1	4.8

	322.2	294.3
Amortization	(142.0)	(121.5)
Financial expenses	(83.2)	(81.4)
Gain on valuation and translation of financial instruments	81.9	10.5
Restructuring of operations, impairment of assets and other special items	(1.1)	(9.5)
Impairment of goodwill	(14.5)	—
Loss on debt refinancing	(7.3)	(9.3)
Income taxes	(39.8)	(19.8)

Net income	$116.2	$63.3

Adjusted Income from Continuing Operations

The Corporation defines adjusted income from continuing operations, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill and loss on debt refinancing, net of income tax and net income attributable to non-controlling interests. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this report to the net income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2012	2011
Adjusted income from continuing operations	$39.3	$35.9
Gain on valuation and translation of financial instruments	81.9	10.5
Restructuring of operations, impairment of assets and other special items	(1.1)	(9.5)
Impairment of goodwill	(14.5)	—
Loss on debt refinancing	(7.3)	(9.3)
Income taxes related to adjustments[1]	(13.3)	4.4
Net income attributable to non-controlling interest related to adjustments	(12.1)	2.3

Net income attributable to shareholders	$72.9	$34.3

[1]	Includes the impact of fluctuations in tax rates applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable telephony and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable telephony and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended March 31
(unaudited)	2012	2011
Revenues
Telecommunications	$645.8	$583.2
News Media	233.1	240.1
Broadcasting	117.8	107.1
Leisure and Entertainment	67.1	61.4
Interactive Technologies and Communications	36.6	26.8
Inter-segment	(36.4)	(28.1)

	1,064.0	990.5

Cost of sales, selling and administrative expenses	741.8	696.2
Amortization	142.0	121.5
Financial expenses	83.2	81.4
Gain on valuation and translation of financial instruments	(81.9)	(10.5)
Restructuring of operations, impairment of assets and other special items	1.1	9.5
Impairment of goodwill	14.5	—
Loss on debt refinancing	7.3	9.3

Income before income taxes	156.0	83.1
Income taxes:
Current	5.5	0.4
Deferred	34.3	19.4

	39.8	19.8

Net income	$116.2	$63.3

Net income attributable to:
Shareholders	$72.9	$34.3
Non-controlling interests	43.3	29.0

Earnings per share attributable to shareholders
Basic	$1.15	$0.53
Diluted	1.14	0.52

Weighted average number of shares outstanding (in millions)	63.5	64.3
Weighted average number of diluted shares (in millions)	63.7	65.0

1

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended March 31
(unaudited)	2012	2011
Net income	$116.2	$63.3

Other comprehensive income :
(Loss) gain on translation of net investments in foreign operations	(0.4)	0.5
Cash flow hedges:
Gain on valuation of derivative financial instruments	18.9	0.8
Deferred income taxes	2.3	2.2
Defined benefit plans:
Net change in asset limit or in minimum funding liability	—	(0.1)
Reclassification to income:
Other comprehensive income related to cash flow hedges	(3.3)	—
Deferred income taxes	(1.2)	—

	16.3	3.4

Comprehensive income	$132.5	$66.7

Attributable to:
Shareholders	$81.8	$36.2
Non-controlling interests	50.7	30.5

2

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)	Three months ended March 31
(unaudited)	2012	2011

Net income before amortization, financial expenses,gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss on debt refinancing and income taxes

Telecommunications	$303.0	$254.5
News Media	16.6	28.3
Broadcasting	(5.8)	4.6
Leisure and Entertainment	0.3	1.2
Interactive Technologies and Communications	3.0	0.9
Head Office	5.1	4.8

	$322.2	$294.3

Amortization
Telecommunications	$117.4	$100.3
News Media	14.5	13.0
Broadcasting	5.3	4.1
Leisure and Entertainment	2.5	2.3
Interactive Technologies and Communications	1.4	0.8
Head Office	0.9	1.0

	$142.0	$121.5

Additions to property, plant and equipment
Telecommunications	$183.5	$177.2
News Media	1.9	5.9
Broadcasting	5.3	8.9
Leisure and Entertainment	0.9	0.4
Interactive Technologies and Communications	1.1	1.0
Head Office	0.5	0.4

	$193.2	$193.8

Additions to intangible assets
Telecommunications	$18.9	$16.9
News Media	2.8	2.1
Broadcasting	0.6	0.8
Leisure and Entertainment	0.7	1.2
Inter-segment	(0.5)	—

	$22.5	$21.0

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non-
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive income	controlling interests	Total equity
Balance as of December 31, 2010	$346.6	$0.9	$943.6	$13.7	$1,346.9	$2,651.7
Net income	—	—	34.3	—	29.0	63.3
Other comprehensive income	—	—	—	1.9	1.5	3.4
Dividends	—	—	(3.2)	—	(11.9)	(15.1)

Balance as of March 31, 2011	346.6	0.9	974.7	15.6	1,365.5	2,703.3
Net income	—	—	166.7	—	153.0	319.7
Other comprehensive loss	—	—	(31.5)	(7.0)	(40.5)	(79.0)
Issuance of shares of a subsidiary	—	—	—	—	1.0	1.0
Repurchase of Class B shares	(7.1)	—	(23.1)	—	—	(30.2)
Dividends	—	—	(9.6)	—	(34.6)	(44.2)

Balance as of December 31, 2011	339.5	0.9	1,077.2	8.6	1,444.4	2,870.6
Net income	—	—	72.9	—	43.3	116.2
Other comprehensive income	—	—	—	8.9	7.4	16.3
Issuance of Class B shares	3.6	1.5	—	—	—	5.1
Repurchase of Class B shares	(0.1)	—	(0.3)	—	—	(0.4)
Dividends	—	—	(3.2)	—	(11.3)	(14.5)

Balance as of March 31, 2012	$343.0	$2.4	$1,146.6	$17.5	$1,483.8	$2,993.3

4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended March 31
(unaudited)	2012	2011
Cash flows related to operating activities
Net income	$116.2	$63.3
Adjustments for:
Amortization of property, plant and equipment	108.9	93.0
Amortization of intangible assets	33.1	28.5
Gain on valuation and translation of financial instruments	(81.9)	(10.5)
Impairment of goodwill	14.5	—
Loss on debt refinancing	7.3	9.3
Amortization of financing costs and long-term debt discount	3.7	3.0
Deferred income taxes	34.3	19.4
Other	2.9	0.3

	239.0	206.3
Net change in non-cash balances related to operating activities	(1.7)	(35.6)

Cash flows provided by operating activities	237.3	170.7

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	—	(45.1)
Additions to property, plant and equipment	(193.2)	(193.8)
Additions to intangible assets	(22.5)	(21.0)
Other	1.2	3.1

Cash flows used in investing activities	(214.5)	(256.8)

Cash flows related to financing activities
Net change in bank indebtedness	(2.6)	(3.2)
Net change under revolving credit facilities	1.3	(8.3)
Issuance of long-term debt, net of financing fees	787.6	319.9
Repayment of long-term debt	(518.1)	(224.9)
Settlement of hedging contracts	(40.5)	(105.4)
Issuance of Class B shares	3.6	—
Repurchase of Class B shares	(0.4)	—
Dividends paid to non-controlling interests	(11.3)	(11.3)

Cash flows provided by (used in) financing activities	219.6	(33.2)

Net change in cash and cash equivalents	242.4	(119.3)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	—	0.2
Cash and cash equivalents at beginning of period	146.4	242.7

Cash and cash equivalents at end of period	$388.8	$123.6

Cash and cash equivalents consist of
Cash	$11.6	$25.3
Cash equivalents	377.2	98.3

	$388.8	$123.6

Interest and taxes reflected as operating activities
Cash interest payments	$21.4	$36.1
Cash income tax payments (net of refunds)	5.1	13.9

5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31 2012	December 31 2011
Assets

Current assets
Cash and cash equivalents	$388.8	$146.4
Accounts receivable	562.2	603.7
Income taxes	30.1	29.0
Inventories	278.7	283.6
Prepaid expenses	48.8	31.3

	1,308.6	1,094.0
Non-current assets
Property, plant and equipment	3,235.1	3,211.1
Intangible assets	1,022.1	1,041.0
Goodwill	3,528.8	3,543.8
Derivative financial instruments	27.2	34.9
Deferred income taxes	26.5	20.6
Other assets	96.7	93.4

	7,936.4	7,944.8

Total assets	$9,245.0	$9,038.8

Liabilities and equity

Current liabilities
Bank indebtedness	$1.6	$4.2
Accounts payable and accrued charges	694.2	776.5
Provisions	26.0	33.7
Deferred revenue	295.9	295.7
Income taxes	4.5	2.7
Derivative financial instruments	27.9	—
Current portion of long-term debt	395.0	114.5

	1,445.1	1,227.3
Non-current liabilities
Long-term debt	3,549.4	3,688.3
Derivative financial instruments	281.0	315.4
Other liabilities	344.5	344.7
Deferred income taxes	631.7	592.5

	4,806.6	4,940.9
Equity
Capital stock	343.0	339.5
Contributed surplus	2.4	0.9
Retained earnings	1,146.6	1,077.2
Accumulated other comprehensive income	17.5	8.6

Equity attributable to shareholders	1,509.5	1,426.2
Non-controlling interests	1,483.8	1,444.4

	2,993.3	2,870.6

Total liabilities and equity	$9,245.0	$9,038.8

6

Supplementary Disclosure

Quarter / 3-Month Period

Ended March 31, 2012

For additional information, please contact

Jean-François Pruneau, Chief Financial Officer, at 514 380-4144

Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

March 31, 2012

Net Income Attributable to Shareholders

	1st Quarter		YTD
	2012	2011	2012	2011
Net income per share (basic)	$1.15	$0.53	$1.15	$0.53

Net income per share, before gains on valuation and translation of financial instruments and unusual items	$0.62	$0.56	$0.62	$0.56

Reconciliation of net income per share

	1st Quarter		YTD
	2012	2011	2012	2011
Net income per share, before gains on valuation and translation of financial instruments and unusual items	$0.62	$0.56	$0.62	$0.56
Other adjusments[1]:
Unusual items	(0.01)	(0.11)	(0.01)	(0.11)
Gain on valuation and translation of financial instruments	0.54	0.08	0.54	0.08

Total	0.53	(0.03)	0.53	(0.03)

Reported net income per share (basic)	$1.15	$0.53	$1.15	$0.53

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2012

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2014 (availability: $150)		$68.8
Mortgage loan due in 2012		34.0

		$102.8

Quebecor Media Inc.
Revolving credit facility due in 2016 (availability: $300)		—
Export financing due in 2015		$37.2
Term loan “B” due in 2013		158.6
7 3/4% Senior Notes due in 2016		1,119.2
7 3/8% Senior Notes due in 2021		325.0

		1,640.0
Videotron Ltd.
Revolving credit facility due in 2016 (availability: $575)		—
Export Financing due in 2018		69.6
6 3/8% Senior Notes due in 2015		174.3
9 1/8% Senior Notes due in 2018		705.5
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		798.0

		2,347.4

TVA Group Inc.
Revolving credit facility due in 2017 (availability: $100)		23.0
Term Loan due in 2014		75.0

		98.0

Total Quebecor Media Inc.		$4,085.4

TOTAL LONG TERM DEBT		$4,188.2

Bank indebtedness		1.6
Exchangeable debentures - QI		2.1
Liability related to cross-currency interest rate swaps (FX rate differential) - QI [1]		—
Liability related to cross-currency interest rate swaps (FX rate differential) - QMI [1]		311.5

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		388.8
Videotron Ltd.	$176.9
Other 100% owned subsidiaries	211.0
TVA Group Inc.	0.9

		$388.8

[1]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

March 31, 2012

Operating Results

	2012		2011
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Homes Passed (‘000)	2,666.7	2,657.3	2,647.7	2,635.8	2,623.2
Basic Subscribers (‘000)	1,854.0	1,861.5	1,844.2	1,800.6	1,808.6
Basic Penetration	69.5%	70.1%	69.7%	68.3%	68.9%
Extended Tier Subscribers (‘000)	1,686.8	1,672.6	1,657.3	1,627.3	1,627.5
Extended Tier Penetration	91.0%	89.9%	89.9%	90.4%	90.0%
Digital Set-Top Boxes (‘000)	2,161.9	2,112.7	1,995.0	1,852.5	1,792.4
Digital Subscribers (‘000)	1,417.5	1,400.8	1,348.1	1,270.4	1,243.7
Digital Penetration	76.5%	75.3%	73.1%	70.6%	68.8%
Cable Internet Subscribers (‘000)	1,340.5	1,332.5	1,306.4	1,266.5	1,263.6
Cable Internet Penetration	72.3%	71.6%	70.8%	70.3%	69.9%
Cable Telephony Subscribers (‘000)	1,212.5	1,205.3	1,179.4	1,141.6	1,129.8
Cable Telephony Penetration	65.4%	64.7%	64.0%	63.4%	62.5%
Mobile Telephony Subscribers (‘000)	312.8	290.6	258.1	210.6	164.7
Revenue Generating Units (‘000)	4,719.8	4,689.9	4,588.1	4,419.4	4,366.7

	1st Quarter			YTD
	2012	2011	VAR	2012	2011	VAR
(in millions)
Revenues	$645.8	$583.2	10.7%	$645.8	$583.2	10.7%
Cable Television	268.0	245.6	9.1%	268.0	245.6	9.1%
Internet	191.4	168.4	13.7%	191.4	168.4	13.7%
Cable Telephony	111.7	107.3	4.1%	111.7	107.3	4.1%
Mobile Telephony	37.6	20.7	81.6%	37.6	20.7	81.6%
Business Solutions	16.9	15.1	11.9%	16.9	15.1	11.9%
Other	20.2	26.1	-22.6%	20.2	26.1	-22.6%

EBITDA	$303.0	$254.5	19.1%	$303.0	$254.5	19.1%
EBITDA Margin (%)	46.9%	43.6%		46.9%	43.6%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$41.9	$23.0		$41.9	$23.0
Scalable Infrastructure	75.0	85.6		75.0	85.6
Line Extensions	22.4	28.5		22.4	28.5
Upgrade / Rebuild	29.3	26.0		29.3	26.0
Support Capital and Other	33.8	31.0		33.8	31.0

Total	$202.4	$194.1	4.3%	$202.4	$194.1	4.3%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$48.08	$45.22		$48.08	$45.22
Total ARPU	$109.18	$99.78		$109.18	$99.78
Mobile Telephony Acquisition Costs	$512	$486

NEWS MEDIA

Supplementary Disclosure

March 31, 2012

Operating Results

	1st Quarter			YTD
	2012	2011	VAR	2012	2011	VAR
Linage (‘000)
Urban Dailies	34,749	37,568	-7.5%	34,749	37,568	-7.5%

(in millions)
Revenues	$233.1	$240.1	-2.9%	$233.1	$240.1	-2.9%
Advertising	156.9	163.8	-4.2%	156.9	163.8	-4.2%
Circulation	40.9	42.0	-2.6%	40.9	42.0	-2.6%
Digital	9.9	12.4	-20.2%	9.9	12.4	-20.2%
Other	25.4	21.9	16.0%	25.4	21.9	16.0%

Urban Dailies	$123.7	$130.3	-5.1%	$123.7	$130.3	-5.1%
Community Newspapers	93.0	95.0	-2.1%	93.0	95.0	-2.1%
Other	58.7	53.7	9.3%	58.7	53.7	9.3%
Eliminations	(42.3)	(38.9)	n.m.	(42.3)	(38.9)	n.m.

EBITDA	$16.6	$28.3	-41.3%	$16.6	$28.3	-41.3%
EBITDA Margin (%)	7.1%	11.8%		7.1%	11.8%

Change in Newsprint Expense			0.6%			0.6%

QUEBECOR INC.

Supplementary Disclosure

March 31, 2012

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	67,636,713	54.7%	54.7%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,228,591	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

March 31, 2012

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the first quarter of 2012, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the first quarter of 2012 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay Vice-President and Secretary

Date: May 10, 2012